Employment Agreement Dated: 1st September 2024 TUNGRAY SINGAPORE PTE. LTD. 31 MANDAI ESTATE, #02-01 S729 933 Nina Qian Hangyu

Table of Contents

Clause

1.	INTERPRETATION	4
2.	EMPLOYMENT CAPACITY	7
3.	PERIOD OF EMPLOYMENT	8
4.	PRE-EMPLOYMENT MEDICAL EXAMINATION	9
5.	DUTIES	9
6.	DEVOTION TO DUTIES	10
7.	PLACE OF WORK	10
8.	HOURS OF WORK	10
9.	REMUNERATION	10
10.	BONUS	11
11.	EXPENSES AND RELOCATION ASSISTANCE	12
12.	MEDICAL AND INSURANCE BENEFITS	12
13.	HOLIDAYS AND ANNUAL LEAVE	12
14.	SICKNESS OR INJURY	13
15.	OTHER LEAVE	14
16.	INTELLECTUAL PROPERTY	15
17.	CONFIDENTIAL INFORMATION	15
18.	GARDEN LEAVE	16
19.	DISCIPLINARY AND GRIEVANCE PROCEDURE	17
20.	DATA PROTECTION	17
21.	TERMINATION	18
22.	RETURN OF PROPERTY AND DOCUMENTS	19
23.	GIFTS	20
24.	RESIGNATION OF OFFICES	20
25.	PREVENTION OF UNFAIR COMPETITION	20

26.	RECONSTRUCTION OR AMALGAMATION	21
27.	PRIOR RIGHTS AND DELAY	22
28.	NOTICES	22
29.	GENERAL	22
30.	PRIOR AGREEMENTS AND ENTIRE AGREEMENT	23
31.	THIRD PARTIES	23
32.	APPLICABLE LAW	23
33.	VARIATION	23
34.	COUNTERPARTS	23
35.	SEVERABILITY	23
36.	COMPANY’S GENERAL TERMS AND CONDITIONS OF SERVICE	23

THIS AGREEMENT is dated 24th Feb 2023
PARTIES:

(1)TUNGRAY SINGAPORE PTE. LTD. (Company Registration No. 200711127N), a company incorporated in Singapore and having its registered address at 31 Mandai Estate #02-12 Innovation Place Singapore 729933 (the “Company”); and

(2)Nina Qian Hangyu (the “Employee”)
NRIC/Passport Number: [Omitted]
(each a “Party”; collectively, the “Parties”).

IT IS AGREED as follows:

1.Interpretation

1.1Definitions:

In this Agreement the following words and phrases have the meanings given below:

“Annual Leave” has the meaning ascribed to it in Clause 13.1;

“Associated Company” means any company which for the time being is:

(a)a holding company (as defined by the Companies Act 1967 of Singapore) of the Company; or

(b)a subsidiary (as defined by the same section) or a subsidiary undertaking (as defined by the Companies Act 1967 of Singapore) of the Company or of any holding company of the Company;

“Basic Salary” has the meaning ascribed to it in Clause 9.1;

“Board” means the Board of Directors of the Company including any duly appointed committee or nominee of the Board;

“Business” means the business of the Group from time to time;

“CDCSA” means the Child Development Co-Savings Act 2001 of Singapore;

“Commencement Date” has the meaning ascribed to it in Clause 3.1;

“Competing Business” means any person providing or proposing to provide any products or services which are the same as or materially similar to and competitive with any Restricted Business;

“Confidential Information” includes:

(a)unpublished price sensitive information relating to the Group shareholders, Company valuation or share capital (including details of business development projects, proposed acquisitions, sales, joint ventures or disposals involving the Company or any Group Company or any of their customers);

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(b)lists and contact details of suppliers and customers, and details of contracts with them and/or of their requirements;

(c)business plans and policies, marketing strategies, sales reports and research results;

(d)lists and contact details of suppliers, and details of contracts with suppliers;

(e)financial reports, budgets, trading statements and pricing lists, pricing structures and/or pricing strategies;

(f)technical information and know-how relating to the products, processes and operations devised, owned or used by the Company, any Group Company and/or any of their business partners which is not in the public domain including unpublished inventions, designs, computer programmes, research activities, formulae and ideas;

(g)source codes and computer systems;

(h)personnel information, including the identity of employees, officers and consultants employed or engaged by the Company, any Group Company, or any of their customers, or any other professional information regarding such personnel;

(i)information relating to the components, research, development, manufacture, costs, pricing and supply of products and/or services;

(j)any document marked “confidential” (or similar), or any information which the Employee has been told is confidential or which he/she might reasonably expect the Company (or any Group Company or any of their customers) would regard as confidential; and

(k)any information that is, or is likely to be, a trade secret or commercially sensitive;

“CPF” means the Central Provident Fund;

“EA” means the Employment Act 1968 of Singapore;

“Group” means the Company and its Associated Companies from time to time;

“Group Company” means any company within the Group;

“Incapacity” has the meaning ascribed to it in Clause 14.1;

“Potential Client” means any person who was at any time during the Relevant Period negotiating or discussing (which shall include for these purposes a pitch or presentation) with the Company or any Relevant Group Company the provision of any Restricted Business and (a) in respect of which such negotiations or discussions the Employee was materially involved; (b) had responsibility for; or (c) about which the Employee acquired material Confidential Information, in the course of his/her employment at any time during the Relevant Period;

“Relevant Capacity” means either alone or jointly with another or others, whether as principal, agent, consultant, director, partner, shareholder, independent contractor,

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employee or in any other capacity, whether directly or indirectly, through any person and whether for the Employee’s own benefit or that of others;

“Relevant Group Company” means any Group Company to which the Employee rendered services or for which the Employee had management or operational responsibility during the course of his/her employment at any time during the Relevant Period;

“Relevant Period” means the 12 month period ending prior to (and including) the date of termination of this Agreement;

“Reporting Head” has the meaning ascribed to it in Clause 2.2;

“Restricted Business” means any of the products or services provided by the Company or any Relevant Group Company at any time during the Relevant Period with which the Employee had a material involvement or about which he/she acquired material Confidential Information at any time during the Relevant Period;

“Restricted Client” means any person with whom or which the Company or any Relevant Group Company has arrangements in place for the provision of any Restricted Business and (a) with whom or which the Employee had material involvement; (b) for whose business the Employee was responsible; or (c) about which the Employee acquired material Confidential Information, in the course of his/her employment at any time during the Relevant Period;

“Restricted Period” means the 12 month period commencing on and including the date of termination of this Agreement;

“Restricted Person” means any individual who was employed by the Company or any Relevant Group Company to provide services personally during the Relevant Period (or but for the Employee’s breach of his/her obligations under this Agreement would have been so employed) and who in the course of his/her duties during the Relevant Period had material dealings with the Employee and either:

(a)reported directly to the Employee and had material contact with customers or suppliers of the Company or any other Relevant Group Company in the course of his/her employment; or

(b)was a member of the board of directors or the senior management team of the Company or any Relevant Group Company or reported to any such board of directors or senior management team;

“Restricted Supplier” means any person who at any time during the Relevant Period provided products or services to the Company or any Relevant Group Company and (a) with whom the Employee had material dealings; for whom the Employee had responsibility; or (c) about whom the Employee acquired material Confidential Information, in the course of his/her employment at any time during the Relevant Period;

“Restricted Territory” means Singapore, Malaysia, Thailand and China and any other countries from which any Group Company has derived revenue during the then preceding period of 12 months.

“S$” means Singapore dollar, the lawful currency of the Republic of Singapore.

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1.2Any reference to “Recitals”, “Clauses”, and “Schedules” are to the recitals, clauses, and Schedules of this Agreement, all of which shall form an integral part of this Agreement, for all purposes.

1.3The provisions of Section 7 of the Companies Act 1967 of Singapore apply in determining whether the Employee has an interest in any shares or other securities.

1.4References to acting directly or indirectly include acting alone or jointly with or on behalf of or by means of another person and/or giving advice or providing services with a view to assisting another person.

1.5References to a person include an individual, firm, corporation and any other organisation however it is constituted and words denoting the singular include the plural and vice versa.

1.6References to an individual holding a position in the Company or the Group mean the holder of that position from time to time or his/her nominee or such other representative as the Board may nominate.

1.7References to statutory provisions are construed as references to those provisions as amended or re-enacted from time to time (whether before or after the date of this Agreement) and references to documents are construed as references to documents as replaced or amended from time to time after the date of this Agreement.

1.8References to times of the day are to local time in the Republic of Singapore unless otherwise stated.

1.9Headings are for ease of reference only and shall not be taken into account in construing this Agreement.

1.10Law includes any legislation, any common or customary law, constitution, decree, judgment, order, ordinance, treaty or other legislative measure in any jurisdiction and any present or future directive, request, requirement or guideline (in each case, whether or not having the force of law but, if not having the force of law, compliance with which is in accordance with the general practice of persons to whom the directive, request, requirement or guideline is addressed).

1.11The words include, including and in particular shall be construed as being by way of illustration or emphasis only and shall not be construed as, nor shall they take effect as, limiting the generality of any preceding words.

1.12The words other and otherwise shall not be construed ejusdem generis with any foregoing words where a wider construction is possible.

2.Employment capacity

2.1.The Company shall employ the Employee and the Employee agrees to be employed as Chief Financial Officer or in such other capacity or office as the Company may from time to time reasonably direct, subject to the terms and conditions as set out in this Agreement.

2.2.The Employee shall report to Yao Wanjun, or to such other personnel as may be determined by the Company from time to time (the “Reporting Head”).

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2.3.The Employee’s main duties and responsibilities are as follows:

(a)Conduct financial strategy and planning such as developing and implementing financial strategies aligned with the Company’s business objectives.

(b)Oversee financial forecasting, budgeting and long-term financial planning.

(c)Ensure accurate and timely financial reporting, including balance sheets, income statements, and cash flow statements.

(d)Analyze financial data to provide insights and recommendations for business decisions.

(e)Identify and manage financial risks, including currency fluctuations, interest rate changes, and operational risks.

(f)Implement internal controls to safeguard the company’s assets and ensure compliance with financial regulations.

(g)Oversee the company’s investment strategies, including capital allocation, mergers, acquisitions, and divestitures.

(h)Manage the company’s cash flow to ensure liquidity and optimize working capital.

(i)Ensure compliance with local, state, and federal financial regulations.

(j)Collaborate with legal and compliance teams to uphold corporate governance standards.

(k)Act as the primary contact for investors, auditors, and regulatory bodies.

(l)Communicate financial performance and strategies to the board of directors, shareholders, and other key stakeholders.

2.4.Notwithstanding Clause 2.3, the Employee acknowledges that he/she may be required to undertake other responsibilities and perform such other duties in connection with his/her position as set forth in Clause 2.1 as the Company may reasonably require from time to time.

3.Period of employment

3.1.The Employee’s employment under this Agreement will commence on 1st September 2024 (the “Commencement Date”).

3.2.The first three (3) months of the Employee’s employment under this Agreement shall be a probationary period and the employment may be terminated during this period at any time on one (1) week’s notice or payment in lieu of notice. As the case may be, the Company may, at its discretion, extend the probationary period for up to a further three (3) months upon giving written notice to the Employee of such extension. During the probationary period, the Employee’s performance and suitability for continued employment will be monitored. At the end of the probationary period, the

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Employee will be informed in writing if he/she has successfully completed his/her probationary period.

3.3.The Employee consents to the transfer of employment under this Agreement to any other Group Company (other than the Company) at any time during the Employee’s employment. Should such transfer be needed, the Company will first inform the Employee via an official letter.

4.Pre-employment medical examination

4.1.Where applicable in compliance with local regulations, the Employee will be required to undergo a medical examination by a registered doctor nominated by the Company to certify that he is in good health and submit the results of such medical examination to the Company prior to the Commencement Date. Pending receipt of the results of his/her medical examination, the Company is prepared to allow the Employee to commence work. However, the Company shall be entitled to terminate his/her service without notice if the medical examination results are unsatisfactory. For the avoidance of doubt, the Employee shall receive remuneration for the period which he/she has worked for the Company pending the results of his/her medical examination.

5.Duties

5.1.During his/her employment, the Employee shall perform those duties assigned to him/her or vested in him/her by the Company or any Group Company from time to time and shall comply with all the Company’s rules, regulations, policies and procedures and those of any Group Company from time to time in force. The Employee shall use his/her best endeavours to promote the Company’s and the Group Companies’ interests.

5.2.The Employee may be required to perform services not only for the Company but also for any Group Company, and without further remuneration (except as otherwise agreed between the Company and the Employee), to accept any such office or position in or with any Group Company which is consistent with his/her position with the Company, as the Company may from time to time reasonably require. The Company may, at its sole discretion, assign the Employee’s employment to any Group Company on the same terms and conditions as set out in this Agreement, and such assignment, for the avoidance of doubt, shall not constitute termination of the Employee’s appointment nor entitle the Employee to any benefits to which he/she is entitled upon termination of his/her employment.

5.3.The Employee shall keep the Company or any Group Company promptly and fully informed (in writing if so required) of his/her conduct of the Company’s business or the business of any of the Group Companies to which his/her duties relate and give to the Company such information relating to the affairs of the Company or of any such Group Company as the Company or any Group Company may from time to time request.

5.4.Notwithstanding Clause 5.2, the Employee acknowledges and agrees that he/she does not have any contractual right (whether express or implied) to be or to remain a director or other officer of the Company or any Group Company. The Employee hereby undertakes to resign any such directorship or other office at any time during his/her employment, if asked to do so by the Company, without any claim for damages or compensation.

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6.Devotion to duties

6.1.Save where the Company has assigned no duties to the Employee in accordance with Clause 18, the Employee shall devote the whole of his/her time, knowledge, expertise, attention and abilities towards performance of his/her duties at such times as the Company, any Group Company or his/her duties may reasonably require to the business and affairs of the Company or Group Companies, unless prevented by ill health.

6.2.The Employee shall not, for the term of this Agreement, and whether or not he/she has had any duties assigned to him/her by the Company, either on his/her own account or for any other person, firm, company or association, in any capacity whatsoever, be engaged or concerned in, or provide services to, or hold any position in, any business or engagement other than that of the Company or any Group Company, except with the prior consent in writing of the Company.

7.Place of work

7.1.The Employee’s primary place of work shall be in Singapore at 31 Mandai Estate, but the Employee shall work at such other place or places as the Company may reasonably require for the proper performance of his/her duties. The Employee may also be required to travel both within and outside Singapore in order to fulfil his/her duties, in which case it is agreed that the Employee will not be entitled to any additional remuneration for such business travel. Travel expenses, including any related reimbursements, shall be in accordance with the Company’s standard practices or applicable policies.

8.Hours of work

8.1.The Company’s daily working hours are from 8 a.m. to 6 p.m. from Monday to Thursdays and 8 a.m to 5 p.m. Friday with an hour lunch break between 11.45 a.m. to 12.45 p.m. Saturdays and Sundays are rest days. Subject to the requirements of the EA, the Company reserves the right to make reasonable changes to the working hours as and when required, which changes the Employee shall be bound to comply with.

8.2.While normal working hours are 44 hours per week, the Employee may be required to work beyond those hours, and on weekends, holidays and bank holidays as may be reasonably necessary for the proper performance of his/her duties. The Employee acknowledges that he/she will not be entitled to any additional remuneration for any hours worked outside normal working hours.

9.Remuneration

9.1.The Employee shall receive, during his/her probation period, a base monthly salary of gross S$13,800 (the “Basic Salary”), to be paid monthly in arrears within the first week of every calendar month (or if such day is not a working day, the immediately preceding working day) and in such manner in accordance with the Company’s procedure (and subject to any applicable law).

9.2.For the avoidance of doubt, the Employee shall be entitled to CPF contributions as an employee, if he/she is a citizen or holds permanent residency status in Singapore, in accordance with the governing rules and regulations of the CPF board from time to

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time. The Employee shall also contribute to CPF in accordance with the governing rules and regulations of the CPF board from time to time.

9.3.As mandated by Singapore law, the Employee is obliged to pay the required income tax directly to the Inland Revenue Authority of Singapore. The Employee shall be solely responsible for meeting the burden of any taxation that may be levied or assessed in Singapore or elsewhere on his remuneration or any other sums paid and/or any other benefits provided hereunder.

9.4.The Company may deduct from the Employee’s Basic Salary or bonus any sums owing to the Company or any Group Company to the Employee from time to time (and subject to any applicable law), including sums due to the Employee’s contribution to the CPF or any other payments required by law, as the Company may be entitled to deduct or as may be required by applicable law and/or regulations. The Company shall be entitled to make the necessary deductions from the Employee’s gross remuneration and forward the same to the relevant tax authority in accordance with the prescribed rate.

9.5.For ease of reference, the scope of permitted deductions below:

(a)deductions for absence from work without valid reason;

(b)deductions for damage to or loss of goods expressly entrusted to an employee for custody or for loss of money for which an employee is required to account, where the damage or loss is directly attributable to his neglect or default;

(c)deductions for CPF contributions payable by an employer on behalf of an employee under and in accordance with the Central Provident Fund Act 1953 of Singapore;

(d)deductions made with written consent of the employee; and

(e)subject to the written consent of the employee, deductions for subscriptions, entrance fees, instalments of loans, interest and other dues which are payable by the employee but paid by the employer to any registered cooperative society.

9.6.Increments in remuneration shall be dependent solely on the performance of the Employee and the Company’s performance. Where the Company reviews the Employee’s salary, the Company shall be under no obligation to award the Employee any increase, whether or not the Employee may reasonably expect to be awarded one. Any adjustments to the remuneration of the Employee shall be made at the discretion of the Company and is normally at the beginning of every calendar year.

10.Bonus

10.1. The Company agrees to pay the Employee a yearly Annual Wage Supplement (AWS) equivalent to one (1) month basic salary of the Employee. This AWS is to be paid no later than 31st December of each calendar year.

10.2. The Company may pay a discretionary bonus to the Employee of such amount (if any), at such time(s) and subject to such conditions as the Company may communicate to the Employee separately in writing and in its absolute discretion, decide. For the avoidance of doubt, any bonuses paid to the Employee shall not

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count towards calculation of any payment for the notice period, payment for unused vacation days and other similar benefits.

11.Expenses and relocation assistance

11.1. The Employee shall be reimbursed all reasonable relocation, travel, hotel, entertainment and other expenses properly and necessarily incurred by him/her in the performance of his/her duties, subject to the Company’s rules and policies relating to expenses as may be determined by the Company from time to time. The Employee shall produce to the Company satisfactory supporting vouchers and receipts in respect of such expenses before such reimbursement is made.

11.2. Any credit card supplied to the Employee by the Company at the Company’s sole discretion shall be used only for expenses incurred by him/her in the course of the Employee’s service with the Company.

11.3.For the avoidance of doubt, the Company reserves the right to adjust or withdraw the payment of any allowance or expenses when necessary.

12.Medical and insurance benefits

12.1.During his/her employment, the Employee shall, subject to Clause 12.2, be entitled at the Company’s expense, to participate in the Company’s medical and insurance schemes in accordance with the terms and conditions of the policies maintained for the Company’s employees and as may be determined by the Company from time to time. From time to time the Company may, in its absolute discretion, change its insurance policy provider or amend, alter or substitute the terms of the above benefits, or replace them wholly.

12.2.Neither any outstanding or prospective entitlement to the benefits referred to in Clause 12.1 nor any actual or prospective loss of entitlement to those benefits, shall preclude the Company from exercising any right to terminate the Employee’s employment under this Agreement.

12.3.Subject to Clause 14.2, if any benefits provider (including any insurance company) refuses for any reason to provide any benefits to the Employee, the Company shall not be liable to provide any such benefits itself, or to pay any compensation in lieu thereof.

13.Holidays and annual leave

13.1.In addition to Singapore government-gazetted public holidays, the Employee is entitled to 10 working days paid holiday (“Annual Leave”) during each calendar year. Annual Leave entitlement shall accrue pro-rata throughout the year.

As a general note, under the EA, an employee who has worked for the employer for at least 3 months and is a confirmed employee is entitled to at least the following days of annual leave based on the number of years of service he has with the Company:

	Year of service	Days of leave
1st		10

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Year of service	Days of leave
2nd	11
3rd	12
4th	13
5th	14
6th	15
7th	16
8th and thereafter	17

13.2. Annual Leave not taken in any calendar year may be carried forward to the subsequent year, provided that any such carried forward Annual Leave which is not taken within 12 months of the end of the aforementioned subsequent year will be forfeited. The Employee may opt to convert unused Annual Leave into his/her salary, subjected to the approval of the Company.

13.3. The Employee may not take any working day as a paid holiday without the prior approval of the Reporting Head.

13.4.On termination, if the Employee has taken more than his/her accrued entitlement at the date of termination, the Company shall make an appropriate deduction from the Employee’s final payment. If the Employee has any unused accrued entitlement at the date of termination, the Employee will be paid a sum equivalent to the value of any unused accrued entitlement to which he/she is entitled. For these purposes one day’s Annual Leave entitlement shall accrue at the rate of 1/20, 1/21, 1/22 or 1/23 (as the case may be, depending on the number of working days in the particular month) of the Employee’s Basic Salary.

13.5. Where notice of termination is given by either Party, the Company has the sole discretion to require the Employee to use any accrued but untaken Annual Leave entitlement prior to the termination of employment.

14.Sickness or injury

14.1.If the Employee is unable to work as a result of ill health, injury or other medical incapacity (an “Incapacity”), he/she shall notify the Reporting Head as soon as possible within 48 hours of his/her absence, and state the reason for the absence. On his/her return to work, the Employee will be required to provide a doctor’s certificate (if applicable). Further doctor’s certificates will be required if the Employee’s absence continues beyond the period stated on the initial certificate. The Employee’s entitlement to sick pay, set out in Clause 14.2, will be dependent upon his/her compliance with these requirements.

14.2.Subject to compliance with Clause 14.1, the Employee shall receive his/her Basic Salary, less normal deductions, for an aggregate absence of up to 14 working days or

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in the case of hospitalisation, up to 60 working days in any calendar year. In the event that the Employee becomes eligible to receive benefits under the Company’s medical and insurance schemes (pursuant to Clause 12.1) the Company shall not have any obligation to make any, or any further payments, (as applicable), to the Employee under this Clause 14.2. For the avoidance of doubt, the Employee shall be entitled to reimbursement from the Company (whether by way of the medical benefits set out under Clause 12 or otherwise) of his/her medical consultation fees where, after such consultation, the Employee is certified by the doctor to be entitled to paid sick leave.

14.3.Notwithstanding Clause 4, the Company reserves the right to require the Employee to undergo a medical examination at any time and at the Company’s expense by a doctor nominated by the Company. The Employee shall authorise the doctor to disclose the results of such examination to the Company.

14.4.If the Incapacity is or appears to be occasioned by actionable negligence, nuisance or breach of any statutory duty on the part of a third party in respect of which damages are or may be recoverable, the Employee shall immediately notify the Company of that fact and of any claim, compromise, settlement or judgment made or awarded in connection with it and all relevant particulars that the Company may reasonably require. The Employee shall, if required by the Company, refund to the Company that part of any damages or compensation recovered by him/her relating to the loss of earnings for the period of the Incapacity as the Company may reasonably determine less any costs borne by him/her in connection with the recovery of such damages or compensation, provided that the amount to be refunded shall not exceed the total amount paid to the Employee by the Company in respect of the period of Incapacity.

14.5.If the Incapacity lasts for a period of more than 90 working days in aggregate in any period of 12 months, the Company shall be entitled to terminate his employment by service of four (4) weeks’ written notice or with immediate effect by paying a sum in lieu of notice equal to the Basic Salary. Thereafter, the Company shall not be liable for any payment or compensation in respect of such termination.

14.6. The Company may terminate the Employee’s employment by serving the notice on the Employee in accordance with Clause 28 even when, as a result of such termination, the Employee would or might forfeit any entitlement to benefit from sick pay under this Clause 14, or medical and insurance benefits under Clause 12, save that the Company shall not terminate the Employee’s employment solely on grounds of the Employee’s Incapacity where such an entitlement or benefit would or might be forfeited.

15.Other leave

15.1. Shared parental leave, childcare or unpaid infant care leave: The Employee shall be entitled to such shared parental leave, childcare or unpaid infant care leave and/or adoption leave in accordance with, and subject to, the latest terms of the CDCSA or the EA (as the case may be).

15.2.Maternity / Paternity Leave: The Employee shall also be entitled to such maternity and paternity leave benefits in accordance with, and subject to, the latest terms of the CDCSA or the EA (as the case may be), provided that the Company is given prior notice of such leave.

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15.3.Military Leave: Where applicable, the Employee (if male) will also be granted military leave as required under the Enlistment Act 1970 of Singapore. The Employee is required to inform the Company immediately upon receipt of an In-camp Training Notice or such other relevant documents from the relevant authority.

16.Intellectual property

16.1.The Employee acknowledges that all Intellectual Property Rights (as defined below) subsisting or attaching to all Intellectual Property (as defined below) made, originated or developed by him/her or jointly with others at any time in the course of his/her employment with the Company shall belong to and vest in the Company absolutely to the fullest extent permitted by law. The Employee undertakes, at the request and expense of the Company, to execute all such documents and give all such assistance as in the opinion of the Company may be necessary or desirable to vest any such Intellectual Property Rights in the Company absolutely, and the Employee hereby assigns by way of present assignment of future rights all Intellectual Property Rights in any Intellectual Property made, originated or developed by him/her or jointly with others in the course of his/her employment.

16.2.The Employee shall not attempt to register or assert ownership of any Intellectual Property Rights unless requested to do so by the Company. The Employee further acknowledges that all rights granted by him/her to the Company pursuant to this Clause 16 are irrevocable and without right of rescission or reversion under any circumstances whatsoever. In the event that the Company terminates or purports to terminate this Agreement, any rights and remedies of the Employee shall be strictly limited to the recovery of damages and the Employee shall not rescind this Agreement, revoke any of the rights granted herein, or enjoin or restrain the exploitation of the Intellectual Property Rights.

16.3. Without prejudice to Clause 29.2, the Employee irrevocably appoints the Company to be his/her agent in his/her name and on his/her behalf to execute and/or sign all such instruments, and/or do all such things and generally to use his/her name for the purpose of giving to the Company the full benefit of the provisions of this Clause 16.

16.4.For the purpose of this Clause 16, the following expressions shall have the following meanings:

“Intellectual Property” means inventions, designs, discoveries, processes, formulae, notations, improvements, know-how, goodwill, reputation, get-up, trade names and marks, internet domain names or similar electronic identifiers, logos, devices, plans, models, drawings, computer software, databases, literary, dramatic, musical and artistic works as defined by the Copyright Act 2021 of Singapore;

“Intellectual Property Rights” means patents, designs, rights (whether registered or unregistered), copyrights, database rights, trademark rights, rights in confidential information and all other forms of intellectual property (in each case in any part of the world and whether or not registered or registrable, and to the fullest extent of those rights, for the full period of those rights and all extensions and renewals of those rights), and all applications (or rights to apply) for registration of those rights.

17.Confidential information

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17.1.During his/her employment with the Company and after the termination of his/her employment (however this occurs), the Employee must not (unless he/she (i) is required to do so by law and is protected in doing so by a statutory right of protected disclosure; or (ii) does so in the proper course of his/her employment with the Company for the Company’s benefit and to the extent necessary to perform his/her obligations to the Company):

(a)use for his/her own purposes or those of any other person, firm, company, association or other organisation whatsoever; or

(b)disclose to any person, firm, company, association or other organisation whatsoever without having first obtained written authorisation from the Company,

any Confidential Information of or belonging to the Company or any Group Company or to any third party (which includes customers, suppliers, employees and officers of the Company or any Group Company) which was learnt by or disclosed to the Employee in confidence whether directly or indirectly in the course of his/her employment. The Employee must not make copies of such Confidential Information without having first obtained written authorisation from the Company.

17.2.Clause 17.1 does not prevent the Employee from using or disclosing confidential information if he/she is ordered to do so by a court of competent jurisdiction, or if authorised by the Company in writing to do so or if such information has become public otherwise than by the fault of the Employee.

18.Garden leave

18.1. The Company is not under any obligation to provide the Employee with work or to assign any particular duties to the Employee, and the Company may, at its absolute discretion, require the Employee at any time, including but not limited to the whole or any part or parts of the contractual notice period (whether notice is given by the Company or the Employee, or if the Employee seeks to resign without giving notice):

(a)not to attend any of his/her places of work or any other premises of the Company or any Group Company;

(b)not to carry out some or all of his/her duties under this Agreement or to substitute some or all of his then current duties with other duties or special project work instead;

(c)to resign immediately from all offices he/she may hold in the Company and in any Group Company and from all other appointments or offices which he/she holds as nominee or representative of the Company and its Group Companies;

(d)to return to the Company all documents and other property (including computer hardware and software) belonging to the Company and any Group Company, including Confidential Information; and

(e)not to communicate with customers, suppliers, employees or officers of the Company and any Group Company,

provided that the Company shall continue to pay the Employee his/her full Basic Salary and to make available to him/her all other benefits to which he/she is entitled under this Agreement during any such period. Any Annual Leave entitlement which

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has accrued to the Employee as at the commencement of any period away from work pursuant to this Clause 18 and any Annual Leave entitlement which continues to accrue, shall be deemed to be taken by the Employee during such period.

18.2. Any period of Garden Leave shall not normally exceed three (3) months, but the Company shall have the sole discretion to determine the appropriate period of Garden Leave.

18.3.During any period of Garden Leave, the Employee shall:

(a)remain an employee of the Company and shall continue to be bound by the terms of this Agreement (including any implied duties of good faith and fidelity); and

(b)ensure that the management of the Company knows where he/she will be and how he/she can be contacted during the hours of work as set out in Clause 8;

18.4.For the purposes of this Clause 18, “Garden Leave” means any period during which the Company has exercised its rights under this Clause 18.

18.5. Should the Company require the Employee to do all or any of the things set out in Clause 18.1, the other terms of this Agreement shall nevertheless remain in full force and effect save as varied by this Clause 18.

19.Disciplinary and grievance procedure

19.1. The Employee should refer any grievance relating to his/her employment to the relevant person responsible under the Company’s policies, or in those cases where the policies do not apply, to the Reporting Head.

19.2.The Employee is required to comply with applicable Company disciplinary and/or grievance policies, and may obtain details of such policies from the Company’s Human Resource manager or the Reporting Head. Should the need arise, the Company shall be entitled in its discretion to adopt the procedure most appropriate to deal with any disciplinary matter concerning the Employee.

19.3.In order to investigate any disciplinary matter or grievance involving the Employee, the Company is entitled to suspend him/her on half pay and benefits for a period not exceeding one (1) week or such longer period as the Commissioner of Labour appointed by the Ministry of Manpower of Singapore may determine on an application by the Company, and shall immediately restore to the Employee the full amount of the salary so withheld if the inquiry does not disclose any misconduct on the part of the Employee.

20.Data Protection

20.1. By signing this Agreement the Employee consents to the Company processing data relating to the Employee for legal, personnel, administrative and management purposes and in particular to the processing of any sensitive personal data relating to the Employee, including, as appropriate:

(a) information about the Employee’s physical or mental health or condition in order to monitor sick leave and take decisions as to the Employee’s fitness for work;

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(b)the Employee’s racial or ethnic origin or religious or similar information in order to monitor compliance with equal opportunities legislation; and

(c)information relating to any criminal proceedings in which the Employee has been involved for insurance purposes and in order to comply with legal requirements and obligations to third parties.

20.2. The Company may make such information available to those who provide products or services to the Company (such as advisers and payroll administrators), regulatory authorities, potential or future employers, governmental or quasi-governmental organisations and potential purchasers of the Company or the business in which the Employee works.

20.3.The Employee understands any collection, processing, use, disclosure and transfer of his/her personal data by the Company will take place in accordance with the applicable provisions of the Personal Data Protection Act 2012 of Singapore. The Employee acknowledges that he/she will be providing the Company with his/her consent to these uses, and his/her agreement to abide by any existing data protection policy the Company may have, from time to time.

20.4. The Employee agrees to execute such written consents or documentation as may be required by the Company in connection with this Clause 20.

20.5. If the Company or any Group Company establishes an employee privacy policy (or similar policy or agreement) governing the collection, processing, use, disclosure or transfer of employee personal data, that policy shall supersede this Clause 20 to the fullest extent permitted by applicable law.

21.Termination

21.1.Notwithstanding any other provision of this Agreement, the Company may terminate the Employee’s employment with immediate effect (without notice or payment in lieu of notice) after a due inquiry is first conducted, where:

(a) the Company has reasonable grounds to believe that the Employee has:

(i)committed any act of dishonesty, other gross misconduct, gross incompetence or gross neglect of duty;

(ii)committed a second or subsequent serious breach of any express or implied obligation under this Agreement, (which for the avoidance of doubt need not be of the same nature or type);

(iii)committed a serious breach of any of the Company’s policies and procedures or those of any Group Company from time to time applicable; or

(iv)committed any act which in the reasonable opinion of the Company brings him/her, the Company or any Group Company into disrepute, or prejudices the interests of the Company or any Group Company;

(where any reference in this sub-clause to an act shall be interpreted as including a reference to an omission);

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(b)the Employee is, in the reasonable opinion of the Company, negligent and incompetent in the performance of his/her duties;

(c)the Employee is convicted of any criminal offence other than an offence under the relevant road traffic legislation for which the Employee may be sentenced to any term of imprisonment for a period of six (6) months or more;

(d)the Employee becomes bankrupt or makes any arrangement or composition with his/her creditors generally;

(e)the Employee ceases to be eligible to work in Singapore;

(f)the Employee solicits or attempts to solicit or entice away any Restricted Client, Restricted Supplier, employee or consultant of the Company or any Group Company; and/or

(g)the Employee is or becomes of unsound mind or a patient for the purpose of any statute relating to mental health.

21.2. The Employee’s employment with the Company shall automatically terminate on the date of the Employee’s 63rd birthday.

21.3. The Company may terminate the Employee’s employment by service of the period of notice pursuant to Clause 14.5.

21.4.Subject to Clause 14.5 and Clause 3.2 and without prejudice to the generality of the foregoing sub-clauses, either Party may terminate the Employee’s employment by giving to the other not less than one (1) months’ notice in writing.

21.5.Notwithstanding any other provision of this Agreement, the Company may, in its sole and absolute discretion, terminate the Employee’s employment at any time and with immediate effect by paying a sum in lieu of notice equal to the Basic Salary (as at the date of termination) which the Employee would have been entitled to receive under this Agreement during which the notice period referred to in Clauses 3.2, 14.5, 21.3 or 21.4 (as the case may be) (or, if notice has already been given, during the remainder of the notice period). For the avoidance of doubt, this payment shall not include any element in relation to any bonus payment that might have otherwise have been due during the period for which the payment is made.

22.Return of property and documents

22.1. Whenever requested to do so by the Company, the Employee shall immediately return to the Company in accordance with its instructions all records, papers, correspondence, files, equipment (including computer equipment), mobile telephone, software, notes, reports or property of whatsoever nature (including keys, books, materials and credit cards) which may be in his/her possession or control and which relate in any way to the business or affairs of the Company and any Group Company, and no copies, notes or abridgements of any of the above shall be retained by him/her.

22.2. Whenever requested to do so by the Company, the Employee shall immediately delete any information relating to the business of the Company stored on any magnetic or optical disk or memory and all matter derived from such sources which are in his/her possession or under his/her control outside the Company’s premises.

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22.3. The Employee shall provide a signed statement that he/she has complied fully with his/her obligations under this Clause 22.

23.Gifts

23.1.The Employee shall not accept directly or indirectly from any customer or associate of the Company any gift, favour or consideration whatsoever, whether in cash or otherwise, without the prior approval of the Company.

24.Resignation of offices

24.1. After termination of his/her employment, however it occurs, the Employee shall immediately upon the request of the Company resign from all offices held by him/her in the Company and in any Group Company without claim for compensation, and should he/she fail to do so the Company and any applicable Group Company may act as the Employee’s attorney pursuant to Clause 29.2 to give effect to such resignation(s).

25.Prevention of unfair competition

25.1. The Employee agrees and undertakes with the Company on behalf of itself and as agent for each Relevant Group Company that he/she will not in any Relevant Capacity at any time during the Restricted Period, without the Company’s or Relevant Group Company’s prior written consent (as the case may be):

(a)within or in relation to the Restricted Territory take any steps preparatory to or be directly or indirectly engaged, employed, interested or concerned in any Competing Business;

(b)within or in relation to the Restricted Territory acquire a substantial or controlling interest directly or by or through any nominee or nominees in any Competing Business, or in any person owning or controlling a Competing Business;

(c)solicit or attempt to solicit, canvass, interfere with or entice away from the Company or any Relevant Group Company the custom or any prospective custom of any Restricted Client or any Potential Client with a view to providing to that Restricted Client or Potential Client any products or services which are the same as or materially similar to any Restricted Business in competition with the Company or any Relevant Group Company;

(d)provide or agree to provide any products or services which are the same as or materially similar to any Restricted Business to any Restricted Client or any Potential Client in competition with the Company or any Relevant Group Company;

(e)solicit, entice or encourage or attempt to solicit, entice or encourage any Restricted Person to leave the employment of the Company or any Relevant Group Company (whether or not such person would commit any breach of his/her contract of employment by doing so);

(f)employ, engage, appoint, enter into partnership or association with or in any way cause to be employed, engaged or appointed any Restricted Person in relation to any person which is or is proposing to be a Competing Business or is or is

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proposed to be directly or indirectly owned by or controlling any Competing Business;

(g)be employed or engaged by any Restricted Client or Potential Client if as a result the Restricted Client or Potential Client will cease to use or materially reduce its usage of the products or services of the Company or any Relevant Group Company or, in the case of a Potential Client, will not use the products or services of the Company or any Relevant Group Company or use them to a materially lesser extent;

(h)obtain any products or services from any Restricted Supplier if as a result the Restricted Supplier will cease supplying, materially reduce its supply or vary detrimentally the terms on which it supplies products or services to the Company or any Relevant Group Company; or

(i)encourage, assist or procure any person to do anything which if done by the Employee would be a breach of Clauses 25.1(a) to 25.1(h) above.

25.2.In consideration for the payments and other benefits due to the Employee under this Agreement, the Employee acknowledges that the restrictions (whether taken individually or as a whole) in this Clause 25 are no more extensive than is reasonable to protect the legitimate interests of the Company and any other Group Company.

25.3.Each provision in this Clause 25 shall be enforceable by the Company independently of each other provision and the validity of one provision shall not be affected if any of the other provisions is held to be invalid.

25.4.If any provision of this Clause 25 is void but would be valid if some part of the provision were deleted, the provision in question shall apply with such modification as may be necessary to make it valid.

25.5. It is understood and agreed by the Company and the Employee that damages shall be an inadequate remedy in the event of a breach by the Employee of any of the restrictions contained in this Clause 25 and that any such breach by the Employee or on his/her behalf will cause the Company and any Relevant Group Company great and irreparable injury and damage. Accordingly, the Employee agrees that the Company and/or any Relevant Group Company shall be entitled, without waiving any additional rights or remedies otherwise available to it at law or in equity or by statute, to injunctive and other equitable relief in the event of a breach or intended or threatened breach by the Employee of any of the restrictions contained in this Clause 25.

26.Reconstruction or amalgamation

26.1. Subject to applicable laws, if the Employee’s employment with the Company is terminated by reason of the liquidation of the Company for the purpose of reconstruction or amalgamation, and the Employee is offered employment with any concern or undertaking resulting from such reconstruction or amalgamation on terms and conditions which:

(a) taken as a whole, are not substantially less favourable than the terms of this Agreement; or

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(b) were negotiated for and agreed to by the Employee, regardless if such terms and conditions are different from those contained in this Agreement,

the Employee shall have no claim against the Company in respect of the termination of his/her employment.

27.Prior rights and delay

27.1.The termination of the Employee’s employment shall be without prejudice to any right that the Company may have in respect of any breach by the Employee of any of the provisions of this Agreement which may have occurred prior to termination.

27.2. No failure or delay on the part of the Company or any Group Company in exercising any right or power under this Agreement shall take effect as a waiver.

28.Notices

28.1. Any notice given under this Agreement shall be deemed to have been duly given if given personally by the Company to the Employee or if sent by either Party by registered post addressed to the other Party, (in the case of the Company at its registered office for the time being and in the case of the Employee at his/her last known address), and such notice shall be deemed to have been given on the day and at the time of delivery (when delivered personally), or on the second day following that on which it was posted (when posted).

29.General

29.1. The Employee warrants that:

(a)by entering into this Agreement he/she will not be in breach of any agreements with or obligations owed to any third party;

(b)by entering into this Agreement or performing any of the obligations under it, the Employee will not be in breach of any court order or any express or implied terms of any contract or other obligation binding on him/her and undertakes to indemnify the Company against any claims, costs, damages, liabilities or expenses which the Company may incur as a result if the Employee is in breach of any such obligations;

(c)he/she has the appropriate qualifications and experience necessary to fulfil his/her duties pursuant to this Agreement; and

(d)he/she is entitled to work in Singapore (which includes, where applicable, being issued a valid work pass in Singapore) and will notify the Company immediately if the Employee ceases to be so entitled during the Employee’s employment.

29.2. The Employee hereby irrevocably appoints the Company and each Group Company now or in the future existing to be his/her attorney to act in his/her name and on his/her behalf, and as his/her attorney to sign, execute and do all acts, things and documents which he/she is obliged to execute and do under the provisions of this Agreement.

29.3. The Employee acknowledges that the terms of this Agreement, including Clause 9, are private and confidential and shall not be discussed with anyone in the Company.

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30.Prior agreements and entire agreement

30.1. This Agreement sets out the entire understanding between the Company or any Group Company and the Employee and supersedes any previous agreement or arrangement between them in relation to the employment of the Employee by the Company (which shall be deemed to have been terminated by mutual consent).

31.Third parties

31.1. Any Group Company may enforce the terms of this Agreement, subject to and in accordance with the Contracts (Rights of Third Parties) Act 2001 of Singapore, but the Company and the Employee may rescind, vary, waive, assign or release any or all of their respective rights or obligations under this Agreement without the consent of any Group Company. Other than as provided in this Clause, the Company and the Employee do not intend that any term of this Agreement shall be enforceable solely by virtue of the Contracts (Rights of Third Parties) Act 2001 of Singapore by any person who is not a party to this Agreement.

32.Applicable law

32.1. This Agreement shall be governed by and construed in accordance with the laws of Singapore. The parties agree to submit to the non-exclusive jurisdiction of the Singapore Courts.

33.Variation

33.1.No variation of this Agreement or of any of the documents referred to in it shall be valid unless it is in writing and signed by or on behalf of each of the parties.

34.Counterparts

34.1. This Agreement may be executed in any number of counterparts, each of which, when executed and delivered, shall be an original, and all the counterparts together shall constitute one and the same instrument.

35.Severability

35.1.If any provision of this Agreement or part thereof is rendered void, illegal or unenforceable in any respect (whether against all or only some of the parties), the validity, legality and enforceability of the remaining provisions (and such aforesaid provision against the other parties) shall not in any way be affected or impaired thereby.

36.Company’s General Terms and Conditions of Service

36.1.In addition to the terms contained in Agreement, the Employee shall immediately upon entering the service of the Company be subject to such other existing general terms and conditions of service as may be laid down by the Company to govern all its employees and any rule or regulation governing employment that may be introduced by the Company from time to time thereafter.

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IN WITNESS WHEREOF the Parties hereto have executed and delivered this Agreement as a deed on the day and year first above written

The Company

Executed as a deed by

/s/ Yao Lei

Yao Lei

General Manager

for and on behalf of

Tungray Singapore Pte. Ltd.

In the presence of:

Yao Wanjun

/s/ Yao Wanjun

Witness Signature:

Name: Yao Wanjun

Occupation: CEO

Address:

The Employee

Signed, sealed and delivered as a deed by

/s/ Nina Qian Yuhang

In the presence of: Yao Wanjun

/s/ Yao Wanjun

Witness Signature:

Name: Yao Wanjun

Occupation: CEO

Address: